UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G/A
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

                         PROSOFTTRAINING
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
                 (Title of Class of Securities)

                          743477 10 1
                         (CUSIP Number)

                        June 4, 2004
     (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]          Rule 13d-1(b)

     [ X ]          Rule 13d-1(c)

     [   ]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743477 10 1                  AMENDMENT 2 TO SCHEDULE 13G


(1)  Name of Reporting Person    HUNT CAPITAL GROWTH FUND II, L.P.
     I.R.S. Identification No. of
     Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization                Delaware
-----------------------------------------------------------------
Number of Shares

   Beneficially          (5)  Sole Voting Power         2,534,968  (1)
-----------------------------------------------------------------
 Owned by Each           (6)  Shared Voting Power               0
-----------------------------------------------------------------
Reporting Person         (7)  Sole Dispositive Power    2,534,968  (1)
-----------------------------------------------------------------
      With:              (8)  Shared Dispositive Power          0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                2,534,968  (1)
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in                       [   ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                        9.95%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

(1) Includes 1,255,748 shares of common stock issuable in the aggregate within 60 days of the date hereof upon the exercise of warrants and/or the conversion of outstanding principal and accrued but unpaid interest under a Subordinated Secured Convertible Note dated October 16, 2001. In the event that certain contractual limitations on exercise and conversion of such warrants and note terminate, 350,000 shares of common stock will be issuable upon exercise of such warrants, and 5,317,722 shares will be issuable upon conversion in full of the Subordinated Secured Convertible Note (assuming accrual of all interest thereunder through maturity).

(2) We have calculated the percentages of shares beneficially owned based on 24,221,326 shares of common stock issued and outstanding on March 12, 2004 as reported by the issuer in its Quarterly Report on Form 10 Q for the quarter ended January 31, 2004.

CUSIP NO. 743477 10 1                  AMENDMENT 2 TO SCHEDULE 13G


(1)  Name of Reporting Person           HUNT CAPITAL GROWTH, L.P.
     I.R.S. Identification No. of
     Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization                   Texas
-----------------------------------------------------------------
Number of Shares

   Beneficially          (5)  Sole Voting Power                 0
-----------------------------------------------------------------
 Owned by Each           (6)  Shared Voting Power       2,534,968  (1)
-----------------------------------------------------------------
Reporting Person         (7)  Sole Dispositive Power            0
-----------------------------------------------------------------
      With:              (8)  Shared Dispositive Power  2,534,968  (1)
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                2,534,968  (1)
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in                       [   ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                        9.95%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

(1) Includes 1,255,748 shares of common stock issuable in the aggregate within 60 days of the date hereof upon the exercise of warrants and/or the conversion of outstanding principal and accrued but unpaid interest under a Subordinated Secured Convertible Note dated October 16, 2001. In the event that certain contractual limitations on exercise and conversion of such warrants and note terminate, 350,000 shares of common stock will be issuable upon exercise of such warrants, and 5,317,722 shares will be issuable upon conversion in full of the Subordinated Secured Convertible Note (assuming accrual of all interest thereunder through maturity).

(2) We have calculated the percentages of shares beneficially owned based on 24,221,326 shares of common stock issued and outstanding on March 12, 2004 as reported by the issuer in its Quarterly Report on Form 10 Q for the quarter ended January 31, 2004.

CUSIP NO. 743477 10 1                  AMENDMENT 2 TO SCHEDULE 13G


(1)  Name of Reporting Person          HUNT CAPITAL GROUP, L.L.C.
     I.R.S. Identification No. of
     Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization                Delaware
-----------------------------------------------------------------
Number of Shares

   Beneficially          (5)  Sole Voting Power                 0
-----------------------------------------------------------------
 Owned by Each           (6)  Shared Voting Power       2,534,968  (1)
-----------------------------------------------------------------
Reporting Person         (7)  Sole Dispositive Power            0
-----------------------------------------------------------------
      With:              (8)  Shared Dispositive Power  2,534,968  (1)
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                2,534,968  (1)
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in                       [   ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                        9.95%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 OO
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

(1) Includes 1,255,748 shares of common stock issuable in the aggregate within 60 days of the date hereof upon the exercise of warrants and/or the conversion of outstanding principal and accrued but unpaid interest under a Subordinated Secured Convertible Note dated October 16, 2001. In the event that certain contractual limitations on exercise and conversion of such warrants and note terminate, 350,000 shares of common stock will be issuable upon exercise of such warrants, and 5,317,722 shares will be issuable upon conversion in full of the Subordinated Secured Convertible Note (assuming accrual of all interest thereunder through maturity).

(2) We have calculated the percentages of shares beneficially owned based on 24,221,326 shares of common stock issued and outstanding on March 12, 2004 as reported by the issuer in its Quarterly Report on Form 10 Q for the quarter ended January 31, 2004.

CUSIP NO. 743477 10 1                  AMENDMENT 2 TO SCHEDULE 13G

Item 1(a).     Name of issuer:

               ProsoftTraining (the "Issuer")

Item 1(b).     Address of Issuer's principal executive offices:

               410 N. 44th Street, Suite 600
               Phoenix, Arizona  85008

Item 2(a)-(c). Name, Address and Citizenship of Persons Filing:

               See cover pages

               1. Relationship of filing persons: All reported securities are held by Hunt Capital Growth Fund II, L.P. Hunt Capital Group, LLC, a Delaware limited liability company, is the sole general partner of Hunt Capital Growth, L.P., the sole general partner of Hunt Capital Growth Fund II, L.P. Additionally, information is included herein with respect to J.R. Holland, Jr. in his capacity as President of Hunt Capital Group, LLC.

               2.  Address of Principal Business Office or if none
                   Residence:

                   For each of the Reporting Persons:

                       1601 Elm Street, Suite 4000
                       Dallas, Texas  75201

               3.  Citizenship:  See cover pages.


Item 2(d).     Title of class of securities:

               Common Stock, $0.001 par value per share

Item 2(e).     CUSIP No.:

               743477 10 1

Item 3. If this statement is filed pursuant to Sections 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  [  ] Broker or dealer registered under section 15
                         of the Act (15 U.S.C. 78o);

               (b)  [  ] Bank as defined in section
                         3(a)(6) of the Act (15 U.S.C. 78c)

               (c)  [  ] Insurance company as defined
                         in section 3(a)(19) of the Act (15 U.S.C.
                         78c);

               (d)  [  ] Investment company registered
                         under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e)  [  ] An investment adviser in
                         accordance with 240.13d-1(b)(1)(ii)(E);

               (f)  [  ] An employee benefit plan or
                         endowment fund in accordance with 240.13d-
                         1(b)(1)(ii)(F);

CUSIP NO. 743477 10 1                  AMENDMENT 2 TO SCHEDULE 13G


               (g)  [  ] A parent holding company or
                         control person in accordance with 240.13d-
                         1(b)(ii)(G);

               (h)  [  ] A savings association as
                         defined in section 3(b) of the Federal
                         Deposit Insurance Act (12 U.S.C. 1813);

               (i)  [  ] A church plan that is excluded
                         from the definition of an investment company under section 3(c)(14) of the Investment
                         Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  [  ] Group, in accordance with
                         240.13d-1(b)(1)(ii)(J)

               Not applicable.

Item 4.   Ownership:

          As of the close of business on June 4, 2004, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,534,968 shares of Common Stock of the Issuer, representing approximately 9.95% of the Issuer's outstanding shares of Common Stock (based upon 24,221,326 shares of Common Stock issued and outstanding as of March 12, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended January 31, 2004).

          Hunt Capital Growth Fund II, L.P. ("Hunt") holds warrants (the "Warrants") to purchase up to 350,000 shares of Common Stock, a Subordinated Secured Convertible Note (the "Note") under which all principal and accrued but unpaid interest is convertible into up to 5,317,722 shares of Common Stock (assuming accrual of all interest through maturity), in addition to 1,279,220 shares of Common Stock owned directly by Hunt.

          Pursuant to an Exchange Agreement dated June 4, 2004, by and between the Issuer and Hunt, notwithstanding the exercise rights under the Warrants and the conversion rights under the Note, the portion of the Warrants and the Note that may be converted into or exercised for shares of Common Stock is limited in each case to the extent necessary such that the beneficial ownership by Hunt and its affiliates, after giving effect to any such exercise or conversion, shall not exceed 9.95% of the outstanding shares of Common Stock. This limitation shall terminate upon the earlier to occur
          (i) immediately prior to certain changes of control of the Issuer, (ii) immediately preceding the maturity date or a prepayment of the Note (subject to Hunt's ability to continue the limitation thereafter), or
          (iii) following the occurrence of an event of default under the Note that is not cured within the time limits applicable thereto (provided that Hunt delivers written notice of the intention to void the limitation and that the limitation will terminate no earlier than 65 days after the date of such notice).

          Hunt has the sole power to vote (subject, in part, to the exercise and conversion of the Warrants and the
          Note) and dispose of the 2,534,968 shares of Common Stock beneficially owned by it. However, as the sole general partner of Hunt, Hunt Capital Growth L.P. and its sole general partner, Hunt Capital Group, LLC, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power to vote, or direct the vote of, or dispose of, or direct the disposition of, the 2,534,968 shares of Common Stock beneficially owned directly by Hunt. J.R. Holland, Jr. is the President and sole Manager of Hunt Capital Group, LLC.

          The filing of this Statement on Schedule 13G/A shall not be construed as an admission that either Hunt Capital Growth L.P. or Hunt Capital Group LLC is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 2,534,968 shares of Common Stock beneficially owned directly by Hunt.

Item 5.   Ownership of five percent or less of a class:

          Not Applicable
                               -6-

CUSIP NO. 743477 10 1                  AMENDMENT 2 TO SCHEDULE 13G



Item 6. Ownership of more than five percent on behalf of another person:

          Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

          Not Applicable.

Item 8. Identification and classification of members of the group:

          This Statement on Schedule 13G has been filed by a group under Rule 13d-1(d). Attached as Annex A is a Joint Filing Statement executed by each member of such group.

Item 9.   Notice of dissolution of group:

          Not Applicable.

Item 10.  Certifications:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                    [Signature page follows]

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2004

                                  HUNT CAPITAL GROWTH FUND II, L.P.

                                  By: HUNT CAPITAL GROWTH, L.P.,
                                      its general partner

                                      By:  HUNT CAPITAL GROUP, LLC,
                                           its general partner


                                           By: /s/  J.R. HOLLAND, JR
                                              ---------------------------
                                              J.R. Holland, Jr., President


                                  HUNT CAPITAL GROWTH, L.P.

                                  By:  HUNT CAPITAL GROUP, LLC,
                                       its general partner


                                       By: /s/  J.R. HOLLAND, JR
                                          ---------------------------
                                          J.R. Holland, Jr., President

                                  HUNT CAPITAL GROUP, LLC


                                  By: /s/  J.R. HOLLAND, JR
                                      ---------------------------
                                      J.R. Holland, Jr., President

            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)

                             EXHIBIT A
                      JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.


Dated:  June 9, 2004

                                  HUNT CAPITAL GROWTH FUND II, L.P.

                                  By: HUNT CAPITAL GROWTH, L.P.,
                                      its general partner

                                      By:  HUNT CAPITAL GROUP, LLC,
                                           its general partner


                                           By: /s/  J.R. HOLLAND, JR
                                              ---------------------------
                                              J.R. Holland, Jr., President


                                  HUNT CAPITAL GROWTH, L.P.

                                  By:  HUNT CAPITAL GROUP, LLC,
                                       its general partner


                                       By: /s/  J.R. HOLLAND, JR
                                          ---------------------------
                                          J.R. Holland, Jr., President

                                  HUNT CAPITAL GROUP, LLC


                                  By: /s/  J.R. HOLLAND, JR
                                      ---------------------------
                                      J.R. Holland, Jr., President